Corsair Gaming, Inc.

115 N. McCarthy Boulevard
Milpitas, CA 95035

June 21, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Joseph Kempf

Robert Littlepage

Re: Corsair Gaming, Inc.

Form 10-K for Year Ended December 31, 2023

Form 8-K Dated May 7, 2024

File No. 001-39533

To the addressees set forth above:

This letter sets forth the response of Corsair Gaming, Inc. (the “Company,” “Corsair”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2023 filed with the Commission on February 27, 2024 (the “Form 10-K”) and Form 8-K dated May 7, 2024 (the “Form 8-K”).

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.

Form 10-K for the year ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1. We note in your discussion of consolidated results of operations and of segment results you describe multiple factors that impacted results in the reported periods, however, you provide no quantification of the impact of each factor. For example:

•
gross margin increased due to improvements in product costs, lower freight costs, lower inventory impairment and related charges, and the introduction of new higher margin products;
•
sales, general and administrative expenses increases primarily due to higher personnel-related costs, and higher legal costs, offset by lower outbound freight costs and lower amortization charges;
•
Gamer and Creator Peripherals segment gross margin increased primarily due to product mix, lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; and

•
Gaming Components and Systems segment gross margin increased primarily due to improved product mix. lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; offset by higher promotional activities.

Where a material change is attributed to two or more factors, including any offsetting factors, please include a quantified discussion of each factor and avoid using terms such as “primarily” or “substantially all” in favor of specific quantification. Similar concerns apply to your Forms 10-Q. Refer to Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings with the Commission, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, where a material change in a financial statement line item between periods is attributable to two or more factors, the Company will quantify, where possible, the extent to which each factor contributed to the overall change in that line item, and also discuss the impact of any offsetting factors.

Form 8-K dated and furnished on May 7, 2024

Exhibit 99.1

GAAP to Non-GAAP Reconciliations, page 13

1. We note the adjustment for “one-time costs related to legal and other matters” in your reconciliations of your non-GAAP financial measures. Quantify and explain for us the underlying factors comprising this adjustment. Tell us why they are considered one-time costs and why it is appropriate to adjust for them.

The Company respectfully acknowledges the Staff’s comment and has included a quantified break down of the “one-time costs related to legal and other matters” below.

in US $'000
Legal settlement costs	$5,522
Distribution hubs rationalization costs	$373
Legal entity rationalization costs	$108
Employee separation and severance costs	$411
$6,414

The Company advises the Staff that the “legal settlement costs” adjustment solely consists of an accrual for the estimated settlement costs for a class action complaint against the Company. The accrual represents the Company’s best estimate of its settlement liability under ASC 450-20-30-1, based on the status of mediation proceedings as of May 7, 2024. In contrast to these discrete, non-recurring legal settlement costs, the Company does not exclude legal costs the Company incurs in the ordinary course of its business such as the costs incurred in connection with regulatory compliance, data privacy, and labor and employment matters, as well as legal fees related to ongoing litigation.

The Company advises the Staff that the “distribution hubs rationalization costs” adjustment consists of the incremental, non-recurring costs incurred to close several warehouse locations and move and consolidate into other locations. The closure and consolidation were part of a one-time operational change, and the Company does not anticipate incurring similar expenses following the second fiscal quarter of 2024 as the distribution hubs rationalization effort was completed in the second fiscal quarter of 2024.

The Company advises the Staff that the “legal entity rationalization costs” adjustment consists of the incremental costs incurred to reorganize the Company’s legal entities’ functions under the Company’s global tax initiatives launched in 2023. The reorganization effort was launched to streamline the Company’s previously complicated organization structure and to realize tax efficiencies. This reorganization effort is expected to be completed in the third fiscal quarter of 2024. Following the third fiscal quarter of 2024, the Company does not anticipate incurring similar costs.

The Company advises the Staff that the “employee separation and severance costs” adjustments largely relate to separation benefits for a long-tenured executive that made significant contributions to the Company. The Company does not have a post-employment benefit plan beyond the Change in Control and Severance Agreements it has entered into with certain executive officers that are only implicated in the context of a change of control, and, in general, the Company does not pay separation costs outside of restructuring actions. As a result, this was a one-off package and was not done in the ordinary course of business. In addition, after the separation, the position held by the executive in the Company no longer exists.

As detailed above, the Company considers each of these costs to be discrete in nature and not part of the Company’s ongoing operating expenses. These expenses are excluded by management for purposes of its operating decision making and to assess its operating performance, to analyze trends within its business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources. Accordingly, the Company believes excluding these costs from the non-GAAP measure is an appropriate adjustment to assist investors in evaluating the Company’s business operations.

If you have any questions or further comments about this response, please contact me by email at Michael.Potter@corsair.com.

Sincerely,

Corsair Gaming, Inc.

By	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Cc: (via email)

Andrew J. Paul (Corsair Gaming, Inc.)

Carina Tan (Corsair Gaming, Inc.)

Phillip Stoup (Latham & Watkins LLP)